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                              August 5, 2022

       Christine Fox
       Chief Financial Officer
       Mereo Biopharma Group plc
       One Cavendish Place 4th Floor
       London, W1G 0QF
       United Kingdom

                                                        Re: Mereo Biopharma
Group plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-38452

       Dear Ms. Fox:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Notes to the Consolidated Financial Statements
       13. Intangible Assets, page F-23

   1. Please explain to us the differences between your out-license agreements with Ultragenyx and OncXerna that
resulted in the application of different accounting policies. In this regard, it appears that
in both cases you out-licensed the rights to one of your acquired development programs.
With respect to the Ultragenyx license agreement, you
                                                        recognized the upfront
licensing payment received as revenue, but with respect to the
                                                        OncXerna license
agreement, you treated the transaction as the disposal of an intangible asset and recognized a
loss on disposal. Please cite the authoritative literature upon which you relied in making
your accounting determinations for each of these license agreements.
 Christine Fox
FirstName   LastNameChristine
Mereo Biopharma   Group plc Fox
Comapany
August      NameMereo Biopharma Group plc
        5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracie Mariner at (202) 551-3744 or Angela Connell, Accounting
Branch Chief, at (202) 551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences